UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Powerhouse Technologies Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

73933C102 (CUSIP Number)

September 26, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 73933C102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Software Seed Capital Partners IV, L.P. 20-2991693
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization.

Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

0 shares
6. Shared Voting Power

4,717,907 shares (1)
7. Sole Dispositive Power

0 shares
8. Shared Dispositive Power

4,717,907 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person.

4,717,907 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

9.8% (2)
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 73933C102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Technology Seed Capital Partners, LLC 20-0939733
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization.

Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

0 shares
6. Shared Voting Power

4,717,907 shares (1)
7. Sole Dispositive Power

0 shares
8. Shared Dispositive Power

4,717,907 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person.

4,717,907 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

9.8% (2)
12.	Type of Reporting Person (See Instructions)

OO

CUSIP NO. 73933C102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

David De Leeuw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization.

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

0 shares
6. Shared Voting Power

4,717,907 shares (1)
7. Sole Dispositive Power

0 shares
8. Shared Dispositive Power

4,717,907 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person.

4,717,907 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

9.8% (2)
12.	Type of Reporting Person (See Instructions)

IN

(1)	Represents ownership of 2,925,857 shares and warrants to purchase 1,792,050 shares exercisable within 60 days of September 26, 2005 of the common stock (the “Common Stock”), of Powerhouse Technologies Group Inc. (“Powerhouse Technologies”), which the reporting persons may be deemed to beneficially own due to the relationships and agreements described in Item 4. Neither the filing of this statement nor any of its contents will be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) and (g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	The calculation of the foregoing percentage is based on 46,380,829 shares of Common Stock outstanding based on the most recent public filings of Powerhouse Technologies, plus 1,792,050 shares of the Common Stock issuable pursuant to the exercise of warrants exercisable within 60 days of September 26, 2005 which could be deemed to be beneficially owned by the reporting persons.

Item 1	(a).	Name of Issuer:

Powerhouse Technologies Group Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

555 Twin Dolphin Drive, Suite 650, Redwood City, California 94065.

Item 2	(a).	Names of Persons Filing:

Software Seed Capital Partners IV, L.P., Technology Seed Capital Partners, LLC, and David De Leeuw.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the filing parties is 535 Madison Avenue, 4th Fl., New York, NY 10022.

Item 2	(c).	Citizenship:

Software Seed Capital Partners IV, L.P. is a limited partnership organized under the laws of the State of Delaware. Technology Seed Capital Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Mr. David De Leeuw is a citizen of the United States.

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

73933C102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

(a) Amount Beneficially Owned:

Technology Seed Capital Partners, LLC, a Delaware limited liability company (“Technology”), is the sole general partner of Software Seed Capital Partners IV, L.P, a Delaware limited partnership (“Software Seed Capital Partners”). David De Leeuw is the controlling member and manager of Technology. As of September 26, 2005, Software Seed Capital Partners was the holder of record of 2,925,857 shares and warrants to purchase 1,792,050 shares exercisable within 60 days of September 26, 2005. Because of the ownership and managerial relationships described above, each of Technology and Mr. De Leeuw may be deemed to beneficially own the shares held of record by Software Seed Capital Partners; provided, however, that each of the reporting persons expressly disclaims beneficial ownership of any shares of Common Stock which could be deemed to be beneficially owned by them except with respect to shares which it holds of record.

(b) Percent of Class:

Software Seed Capital Partners IV, L.P.: 9.8% Technology Seed Capital Partners, LLC: 9.8% David De Leeuw: 9.8%

The calculation of the foregoing percentage is based on 46,380,829 shares of Common Stock outstanding based on the most recent public filings of Powerhouse Technologies, plus 1,792,050 shares of the Common Stock issuable pursuant to the exercise of warrants exercisable within 60 days of September 26, 2005 which could be deemed to be beneficially owned by the reporting persons.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Software Seed Capital Partners IV, L.P.: 0 shares Technology Seed Capital Partners, LLC 0 shares David De Leeuw: 0 shares

(ii) shared power to vote or to direct the vote:

Software Seed Capital Partners IV, L.P.: 4,717,907 shares Technology Seed Capital Partners, LLC: 4,717,907 shares David De Leeuw: 4,717,907 shares

(iii) sole power to dispose or direct the disposition of:

Software Seed Capital Partners IV, L.P.: 0 shares Technology Seed Capital Partners, LLC 0 shares David De Leeuw: 0 shares

(iv) shared power to dispose or direct the disposition of:

Software Seed Capital Partners IV, L.P.: 4,717,907 shares Technology Seed Capital Partners, LLC: 4,717,907 shares David De Leeuw: 4,717,907 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable. The reporting persons expressly disclaim membership in a “group” as used in Rule 13d-1(b)(1)(ii)(J).

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: March 17, 2006.

SOFTWARE SEED CAPITAL PARTNERS IV, L.P.

By: Technology Seed Capital Partners, LLC

By:	*
David De Leeuw
Managing Member

TECHNOLOGY SEED CAPITAL PARTNERS, LLC

By:	*
David De Leeuw
Managing Member

By:	*
David De Leeuw

*By:	/s/ Jeremy W. Makarechian
Jeremy W. Makarechian
Attorney-in-Fact

*	Pursuant to Powers of Attorney filed herewith and attached hereto as Exhibit 2.

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Provide Commerce, Inc.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 17th day of March, 2006.

SOFTWARE SEED CAPITAL PARTNERS IV, L.P.

By: Technology Seed Capital Partners, LLC

By:	*
David De Leeuw
Managing Member

TECHNOLOGY SEED CAPITAL PARTNERS, LLC

By:	*
David De Leeuw
Managing Member

By:	*
David De Leeuw

*By:	/s/ Jeremy W. Makarechian
Jeremy W. Makarechian
Attorney-in-Fact

*	Pursuant to Powers of Attorney filed herewith and attached hereto as Exhibit 2.

Exhibit 2

SOFTWARE SEED CAPITAL PARTNERS IV, L.P.

STATEMENT APPOINTING AUTHORIZED SIGNER

Software Seed Capital Partners IV, L.P. (the “Reporting Person”) hereby authorizes and designates Jeremy W. Makarechian (the “Authorized Signer”) to execute and file on behalf of the Reporting Person the reports with respect to the securities of Powerhouse Technologies Group Inc. (the “Company”), including all Schedules 13D and 13G and Forms 3, 4 and 5, and any amendments thereto, that the Reporting Person may be required to file with the United States Securities and Exchange Commission as a result of the Reporting Person’s ownership of, or transactions in, securities of the Company.

The authority of the Authorized Signer under this document with respect to the Reporting Person shall continue until such Reporting Person is no longer required to file Forms 3, 4 and 5 or Schedules 13D or 13G with respect to the Reporting Person’s ownership of, or transactions in, securities of the Company, unless earlier revoked in writing. The Reporting Person acknowledges that the Authorized Signer is not assuming any of the Reporting Person’s responsibilities to comply with Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended.

SOFTWARE SEED CAPITAL PARTNERS IV, L.P.

/s/ David De Leeuw
By:	David De Leeuw
Title:	Managing Member of Technology Seed Capital Partners, LLC, its General Partner

Date: March 3, 2006

TECHNOLOGY SEED CAPITAL PARTNERS, LLC

STATEMENT APPOINTING AUTHORIZED SIGNER

Technology Seed Capital Partners, LLC (the “Reporting Person”) hereby authorizes and designates Jeremy W. Makarechian (the “Authorized Signer”) to execute and file on behalf of the Reporting Person the reports with respect to the securities of Powerhouse Technologies Group Inc. (the “Company”), including all Schedules 13D and 13G and Forms 3, 4 and 5, and any amendments thereto, that the Reporting Person may be required to file with the United States Securities and Exchange Commission as a result of the Reporting Person’s ownership of, or transactions in, securities of the Company.

The authority of the Authorized Signer under this document with respect to the Reporting Person shall continue until such Reporting Person is no longer required to file Forms 3, 4 and 5 or Schedules 13D or 13G with respect to the Reporting Person’s ownership of, or transactions in, securities of the Company, unless earlier revoked in writing. The Reporting Person acknowledges that the Authorized Signer is not assuming any of the Reporting Person’s responsibilities to comply with Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended.

TECHNOLOGY SEED CAPITAL PARTNERS, LLC

/s/ David De Leeuw
By:	David De Leeuw
Title:	Managing Member
Date: March 3, 2006

DAVID DE LEEUW

STATEMENT APPOINTING AUTHORIZED SIGNER

David De Leeuw (the “Reporting Person”) hereby authorizes and designates Jeremy W. Makarechian (the “Authorized Signer”) to execute and file on behalf of the Reporting Person the reports with respect to the securities of Powerhouse Technologies Group Inc. (the “Company”), including all Schedules 13D and 13G and Forms 3, 4 and 5, and any amendments thereto, that the Reporting Person may be required to file with the United States Securities and Exchange Commission as a result of the Reporting Person’s ownership of, or transactions in, securities of the Company.

The authority of the Authorized Signer under this document with respect to the Reporting Person shall continue until such Reporting Person is no longer required to file Forms 3, 4 and 5 or Schedules 13D or 13G with respect to the Reporting Person’s ownership of, or transactions in, securities of the Company, unless earlier revoked in writing. The Reporting Person acknowledges that the Authorized Signer is not assuming any of the Reporting Person’s responsibilities to comply with Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended.

/s/ David De Leeuw
By:	David De Leeuw
Date: March 3, 2006